Via Facsimile and U.S. Mail
Mail Stop 6010

February 18, 2008

Mr. John C. Hodgman
Chief Financial Officer
InterMune, Inc.
3280 Bayshore Blvd.
Brisbane, California 94005

Re: **InterMune, Inc.**
        Form 10-K for Fiscal Year Ended December 31, 2006
        Form 10-Q for the Quarterly Period Ended September 30, 2007
        File No. 0-29801

Dear Mr. Hodgman:

        We have completed our review of your Form 10-K and have no further comments at this time.

                                        Sincerely,

                                        Joel Parker
                                        Branch Chief